ARMSTRONG ASSOCIATES INC.

November 22, 2010

U.S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Re:	Request for Accelerated Review of Form
N-1A Filing for Armstrong Associates, Inc.
File#: 811-01548

Dear Sirs:

I am requesting Acceleration of the Effective Date of the registration statement of Armstrong Associates, Inc. to November 22, 2010, or, failing that, as soon thereafter as possible.

I would appreciate your assistance in expediting the review of Armstrong's filing.

On behalf of Armstrong Associates, Inc.,

C.K. Lawson, President
Armstrong Associates, Inc.

CKL/jh